Filed by I.D. Systems, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pointer Telocation Ltd.

Commission File No.: 001-13138

The following presentation slides were used by I.D. Systems, Inc. at the 20th Annual B. Riley FBR Investor Conference on May 23, 2019.

PowerFleet®

I.D. Systems (Nasdaq: IDSY) Acquisition of Pointer Telocation LTD (Nasdaq: PNTR)

Creating a Leading Global IoT Telematics Software & Solutions Company

MAY 2019


I.D. Systems®
POINTER



CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of federal securities laws. I.D. Systems', Pointer's and the combined business's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems' and Pointer's expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties' control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems' or Pointer's key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems' or Pointer's products and services to continue to develop; (15) the inability to protect I.D. Systems' or Pointer's intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems' and Pointer's filings with the Securities and Exchange Commission, including I.D. Systems' annual report on Form 10-K for the year ended December 31, 2018 and Pointer's annual report on Form 20-F for the year ended December 31, 2018. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this communication, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

PowerFleet®
BY I.D. SYSTEMS

A Powerful US-based Global IoT Company

Invest in IDSY today, get PWFL tomorrow

The best of both worlds

- US based headquarters and leadership
- Israeli based IoT technology engine

We are in unique company

- Elite group of companies at 600K+ subscriber units
- Among few players with global footprint

We have a head start

- Relationship built over two years as partners
- Delivered award winning solutions for Logistics Visibility
- Building solutions for Avis Budget Group (+75K units in 2019)
- Currently collaborating on future connected car technologies



Combined Company Global Presence


Global Headquarters
Technology Center of Excellence
I.D. Systems Direct Sales
Pointer Direct Sales
Indirect Sales

Powerful Combined Customer List

This is a sample of the best companies in the world who have chosen our combined solutions to power their industrial telematics needs

BRINKS
Coca-Cola FEMSA
AVIS
Ford
XPO Logistics
SWIFT
DANONE
UNITED
TOYOTA
Walmart
UPS
NISSAN
STARBUCKS COFFEE
BRIDGESTONE
KRAFT
Walgreens
P&G
3M
Telefónica | vivo

Combined Company Tech Stack

We have a full stack approach – from the devices that create the data to machine learning, applications, and visualization for maximum leverage and integration.

ANALYTICS
Analytics, business intelligence and integration

SaaS
Design / develop unique operational control software

DEVICES
Select / design /engineer required specialized telemetry devices

SENSORS
Select or design and engineer specialized sensors

Combined Company IoT Focus


LOGISTICS
Fleet Management
Reefer Monitoring
Trailer Tracking
Cargo Visibility
Cargo security
INDUSTRIAL
Access Control
Checklists
Impact Monitoring
Productivity
Lift, Speed, Location
AUTOMOTIVE
Fuel and Odometer
Diagnostic Codes
Unlock and Lock
Immobilization
Mobile Integration
ASSETS
Asset Security
Work / Run Time
Location
Driver Behavior

Compelling Value Creation Opportunity

Creating shareholder value through global scale, enhanced market position, profitability and cash flow generation

Scale, Growth and Profits

- $150M+ combined revenue post closing
- 600K+ subscribers and $70M+ in high margin services and recurring revenue
- Double digit revenue growth
- 25% EBITDA margin target at $200MM+ revenue

Attractive Cross-Selling Opportunities

- Cross-selling opportunity into North America with PNTR
- Expansion into rest of world with IDSY solutions
- Enables global connected car go-to-market strategy

Operational Synergies and Vertical Integration

- Control over product features, costs, and pricing
- Over $3.5M of identified synergies from cost savings and supply chain efficiencies in first 12 to 18 months post closing

Shareholder Value Creation

- Stronger peer group positioning as global pure play IoT company
- Strategic partner with significant experience in telematics & related sectors
- Superior financial characteristics including growth & operating leverage

Significant combined scale to drive meaningful operating leverage

		Revenue @ $200M+
Services/Recurring Rev.	60%+	$120M+
Gross Profit	55%+	$100M+
Adj. EBITDA	25%	$50M+

Transaction Highlights

Overview	• I.D. Systems to acquire Pointer for total purchase price of approximately $140M in cash and stock
Total Consideration	• Approximately $72M in aggregate ($8.50 in cash per Pointer share) • Approximately 11M shares (1.272 common shares of the combined company per Pointer share)
Sources of Financing	• $50M convertible preferred equity investment by Abry Partners, leading private equity firm with significant experience and track record in IoT • $30M, 5 year term loan and $10M Revolver commitment from Bank Hapoalim, ~6% average annual interest
Financial Impact	• Scale: Adds $78M of revenue (67% services/recurring) and $14M of Adjusted EBITDA for 2018[1] • Cost Synergy: Approximately $3.5M of cost savings and supply chain savings expected to be realized in the first 12 to 18 months following the transaction closing • Accretion: Expected to be accretive to non-GAAP EPS in first twelve months post-closing [2] • Strong Balance Sheet: Expected $20M cash on hand and available credit facilities at closing
Management	• Chris Wolfe and Ned Mavrommatis remain CEO and CFO • Pointer CEO David Mahlab appointed CEO International and Director
Board of Directors	• Abry Managing Partner John Hunt, Abry Principal Anders Bjork, and David Mahlab added to the Board
Closing	• Expected to close in the third quarter of 2019

(1) Excludes stock compensation expense and non-recurring items.
(2) Non-GAAP EPS excludes amortization of identifiable intangibles, stock compensation expense and other non-cash items.

Combined Company Post Close Financial

I.D. Systems	POINTER	Pro Forma	Combined Company Post Closing (2)
$53M 2018 Revenue	$78M 2018 Revenue	$131M 2018 Revenue	$150M+ Annual Revenue
37% Services/Recurring Rev.	67% Services/Recurring Rev.	55% Services/Recurring Rev.	55%+ Services/Recurring Rev.
~breakeven 2018 Adj. EBITDA(1)	$14M (18%) 2018 Adj. EBITDA(1)	$14M (11%) 2018 Adj. EBITDA(1)	15-20% Adj. EBITDA Margin(1)

(1) Excludes stock compensation expense and non-recurring items.
(2) Represents combined company for first full year after transaction closing. Closing expected in the Summer of 2019.

Contact Us

I.D. Systems Company Contact
Ned Mavrommatis, CFO
E-mail: ned@id-systems.com
Tel: (201) 996-9000

I.D. Systems Investor Contact
Matt Glover
Liolios
E-mail: IDSY@Liolios.com
Tel: (949) 574-3860

Pointer Company Contact
Yaniv Dorani, CFO
Tel: +972-3-572 3111
E-mail: yanivd@pointer.com

Pointer Investor Relations Contact
Brett Maas
Hayden IR, LLC:
Tel: 646-536-7331
E-mail: brett@haydenir.com

PowerFleet®

- A Powerful US-based Global IoT Company
- $150M+ combined revenue post closing
- 600K+ subscribers
- $70M+ in high margin service revenue
- Double digit revenue growth
- 25% EBITDA target at $200MM+ revenue

APPENDIX SLIDES

I.D. Systems

At a Glance

I.D. Systems Overview

Leading provider of enterprise asset management and IoT technology

- Our technology enables decision makers to run their operations more securely, safely & efficiently
- 250K+ units deployed on industrial trucks, trailers-containers-chassis, and automobiles
- IDSY helps enterprises:
  - Improve safety & security
  - Reduce operating & capital costs
  - Optimize efficiency & productivity
- Significant patent portfolio: 56 patents

$53M 2018 Revenue	**30%** Growth
~breakeven 2018 Adj. EBITDA[1]	**+250K** Subscribers (units)

(1) Excludes stock compensation expense and non-recurring items.

Top Brands Choose I.D. Systems

DISTRIBUTION

- Sysco
- Ingram Micro
- xpedx
- Weber Logistics
- Kuehne+Nagel

TRANSPORTATION

- XPO Logistics
- C.H. Robinson Worldwide, Inc.
- Estenson Logistics
- AIM
- Swift

RETAIL

- Walmart
- Starbucks
- The Home Depot
- Kohl's
- Big Lots!
- Canadian Tire
- B&Q
- Ross Dress for Less
- Walgreens
- GameStop
- Payless
- Williams-Sonoma
- Supervalu

AVIATION

- United
- American Airlines

MANUFACTURING

- Caterpillar
- John Deere
- P&G
- Nestlé
- GE
- Alcoa
- Kellogg's
- 3M
- Kraft
- General Mills
- Coca-Cola
- ConAgra Foods
- Georgia-Pacific
- Teva
- Shaw Floors
- CNH
- Arconic
- International Paper

RENTAL CAR

- Avis
- Budget

AUTOMOTIVE

- Ford
- Toyota
- BMW
- Audi
- Bridgestone Firestone
- Michelin
- Continental
- Detroit

GOVERNMENT

- Department of Defense
- United States Postal Service
- Canada Post / Postes Canada

Three Business Segments

	PowerFleet for Industrial	PowerFleet for Logistics	PowerFleet for Automotive
Description	On-campus industrial vehicle telematics solutions (forklifts, cranes, other powered industrial vehicles – PIVs), airport vehicle/ground support equipment, and construction vehicles.	Two way refrigerated monitoring technology integrated into Thermo King™ and Carrier™, a suite of asset tracking devices, inter-operable wireless sensors, and interactive voice-user interface, and cargo imaging and status.	System for tracking usage and facilitating car rental and return processing that is utilized at airport car rental lots and new "virtual" car rental lots (Avis / Budget).
Acquisitions	Keytroller LLC (2017)	Carrier Web (2019)	
Combined Revenue 2018	$30M (57%)	$13.486M (25%)	$9.577M (18%)
Opportunity	~10M units globally	U.S. Dry Trailers: ~5.78M units (28'-53') U.S. Reefer Trailers: 600K units (53') U.S. Tractors ~ 2.4M units (Class 8) U.S. Cargo: ~3B Pallets (+100 trailer fleets)	ABG 500K vehicles
Total Market Penetration (IDSY Share of Penetrated)	4% (25% of Penetrated)	U.S. Dry : ~30% (7% of penetrated) U.S. Reefer: ~25% (4% of penetrated) U.S Tractors: ~43% (1.5% of penetrated) U.S Cargo: ~2% (0% of penetrated)	N/A (10% of fleet installed) (25% after on order installed)
Units Deployed	120,000	125,000 (Trailer / In-Cab)	50,000 (+ 75K on order) = 125K

Vertically Specific Software Solutions

We provide full set of operational Key Performance Indicators to drive decisions, as well as advanced data search, sorting, filtering, and graphing functions for flexibility.







Purpose Built Hardware Solutions

From groundbreaking new power technology, cargo imagery and in the cab displays, to robust forklift telematics and On Board Diagnostic (OBD) solutions – our solutions are tailor made for industry use.

Logistics


PowerFleet

Industrial


PowerFleet
START
STOP
Menu
Logout
More..
Lock

PowerFleet for Logistics

In-Cab

ELD-compliant solution, real-time position reports, engine performance, two way communication, and full TMS integration.

Dry Van

Solar-powered super-capacitors and long-lasting batteries. Freight camera and tags for visual and environmental condition.

Refrigerated

Integrated with all major refrigeration unit brands and optical sensors to allow complete remote control.

Chassis

Reliable data on billing start/stop times. Advanced sensors alert you when a container is mounted and dismounted.

Container

Full visibility of your containers from the moment they're moved from the yard to the instant they reach their final destination.

Cargo

Images, door sensor and cargo-area environmental sensors for true freight visibility - including location and visual proof.

PowerFleet for Industrial

Essence

Easy to Install right out of the box. No need for IT departments, Electronic record keeping and safety checklists for automation.

Expert

Perfect for medium density fleets and multi-site visibility. Regulatory compliance and live events by leveraging Wi-Fi network.

Enterprise

The choice for high density fleets, Global visibility with regulatory compliance and live event reporting and advanced analytics.

Safety

Camera systems. Avoid speed and abuse with throttles, Seatbelt systems, digital speedometers, weighing devices, etc.

Aviation

Protecting ramp personnel and assets through real-time visibility and reporting, access control, and geo-fenced security.

PowerFleet for Automotive

Rental Fleet

Specifically built to automate car rental and return processes, get real-time visibility to see the big picture.

Private Fleet

We can communicate with virtually any vehicle make and model to deliver 24×7 visibility, and secure remote control.

OEM

Our wireless encrypted technology offers low-costs and "future-proof" functional flexibility.

Pointer

At a Glance

Pointer Overview

Leading provider of telematics and mobile IoT solutions

- Engineering acumen and technical expertise
- Consistent track record of profitability
- Unique combination of feature-rich software and a range of advanced telematics/IoT devices
- Fleet management, asset tracking, connected cars
- I.D. Systems' partner on logistics visibility and Avis connected car solutions
- International footprint and focus

$78M
2018 Revenue

67%
Growth

$14M
2018 Adj. EBITDA[1]

+275K
Subscribers (units)

(1) Excludes stock compensation expense and non-recurring items.

Top Brands Choose Pointer

Vertically Specific Software Solutions

Deep and insightful software reporting focused on enabling smart decisions by enterprises to manage and keep their people and assets safe and productive.



Mobile Resource Management
J. Smith
FedEx
Choose Dashboard
dashboard 1
More Dashboards
Fleet overview
Selected Period
1/10/2017 - 31/12/2017
Comparison Period
1/7/2017 - 30/9/2017
Period
Last Quarter
Month
All
Vehicle Type
All
Vehicle Group
All
Vehicles
101 Active
-1.9% Change
161 Total vehicles
Active Vehicles - Trend
Drivers
101 Active
-1.9% Change
161 Total vehicles
Active Vehicles - Trend
Sits Visits
2,508 Total
10.6% Change
Severity name
Severity name
Severity name
Severity name
Violations
345,778 Total
10.6% Change
Distance Travelled
725,735 Total
Scheduled
Violations
Violations Timeline
Performance
Performance Evolution
Trends Analysis
ENG
Trip Details
Harsh Acceleration
Harsh Brake
Turn
Turn & Accelerate
Turn & Brake

Purpose Built Hardware Solutions

Flexible hardware design and full control of the contract manufacturing process to ensure high quality and functionality for global solutions.









Logistics

Fleet Optimization

Know ' location, arrival / departure times,, adherence to specific transport condition requirements, etc.

Fuel Use & Fraud Prevention

Identify unauthorized vehicle use, fuel sniffing, fraudulent fuel purchases and unaligned work hours.

Driver Behavior

Know when a driver exhibits poor driving patterns and alerts you to non-compliant hours of service.

Vehicle Diagnostics

Detect exceptions to certain thresholds or contingencies to trigger report or alerts for intervention.

Security and Recovery

Locate your vehicles within meters alert first, and assist your team and drivers during and post event.

Cargo

Cargo Theft Prevention

Prevent theft, loss or misplacements via proximity, tampering and location monitoring throughout the entire supply chain.

Environmental Monitoring

Remote readings of a specific cargo's temp, humidity, impact/free fall, movement, and light. When installed on pallets or boxes, it can detect events/alerts and report.

Flexible Deployment

Can be fixed or temporary, and operate independently, using internal sensors or as part of a wireless sensor network using a varied number of MultiSense,.

Other Assets

Asset Security

GPS location. Restricted usage and access, scheduling visibility, arrival and departure to locations, and stolen vehicle recovery.

Work Time Tracking

Monitor the hours used and leverage integrated with third-party billing platforms to manage all aspects of remote, rented equipment.

Yard Management

Sensors that alert to movement out of geo-zones to mitigate theft, and daily keep-alive time-stamp signals including location, set for pre-defined hours, enables efficient stock counti

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019, as amended on April 30, 2019. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.